US SEC

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 337 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 24, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Progress Report on Petroleum Exploration Block B, Cambodia

Reference is made to PTTEP International Limited (PTTEPI), a 100%-shareholding subsidiary of PTT Exploration and Production Public Company Limited (PTTEP). PTTEPI will become the Operator with a 40% participation interest in Petroleum Exploration Block B, Cambodia on the condition that it obtains approval in the Production Sharing Contract (PSC) from the Cambodian government.

PTTEP wishes to announce that the Cambodian government has granted approval for the above-mentioned PSC, and the joint venture partners, PTTEPI and Resourceful Petroleum Limited (RPL) agreed to the participation of SPC Cambodia Ltd. (SPC) (a subsidiary of Singapore Petroleum Company Limited) and CE Cambodia B Ltd. (CEL) at 30% and 10% interest respectively. The resultant new participation interest will change to: PTTEPI (the Operator) 30%, RPL 30%, SPC 30%, and CEL 10%.

Yours sincerely,

Prisdapunt Pojanapreecha
Vice President, Regional Assets Division
Acting President

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 355 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 22 , 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Vietnam 16-1 Project

Reference is made to PTTEP Hoang Long Co., Ltd., a 100%-shareholding of PTTEP Offshore Investment Company Limited (a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP), which has 28.5% participation interest in the Vietnam 16-1 project located offshore Vietnam. The other partners consist of Petrovietnam Exploration and Production Company, SOCO Vietnam Ltd., and OPECO Vietnam Ltd., with a 41%, 28.5%, and 2% participation interest respectively. During 2002 and 2003, the Company drilled 4 exploration wells and the results from testing was non-commercial.

PTTEP wishes to report that the Company has completed drilling of the fifth exploration well, namely TGT-1X. The final test has resulted in petroleum discovery, with a maximum total flow rate of approximately 9,432 barrels of crude oil equivalent per day, comprised of approximately 8,566 barrels of crude oil per day (STB/D) and approximately 4.86 million cubic feet of natural gas per day (MMSCF/D).

Yours sincerely,

Prisdapunt Pojanapreecha

Vice President, Regional Assets Division

Acting President